PIHSIANG DISTRIBUTION AGREEMENT

1.	Parties

	1.1	This Agreement is made by and between:
(a) Manufacturer Pthsiang Machinery Manufacturing Co., Ltd. a Taiwan Corporation, whose business address is: No. 169. Ken Tzu Ku. Shang Ken Tsun, Hsin Fersg Hsiang, Hsinchu County. Taiwan.
(b) Distributor: Shoprider Canada Mobility Products, a corporate partnership whose business address is: 1498 Cliveden Avenue, Delta, BC. Canada

2.	Background and Definitions

	2.0	Manufacturer and Distributor have had a relationship since 1991. This agreement updates and extends the agreement between the parties.
2.1
Manufacturer makes and sells medical scooters which Distributor is interested in distributing. Accordingly, the parties have come to agreement on the terms and conditions, which will govern their relationship and relative rights, as specified herein

2.2
The term "Product or The Product" (capitalized) defines the goods which are governed by this Agreement which include medical scooters, their model numbers arc specified below, or as hereafter agreed by the parties to be governed by this Agreement. The agreement will include all scooters produced by the Manufacturer for the Distributor under the Distributor's own brand name as specified below.

2.3

Model numbers of agreed Product Medical Scooters and replacement parts Model numbers specify as follow:
Schedule A -Shoprider Brand Name
Schedule A1 - Distributor's Own Brand Name

The Distributor and Manufacturer may mutually agree to charge the scooter models by written agreement as agreed to in the purchase orders.

	2 4	The term "Territory" specifies the area within which the Distributor is authorized. The Territory for this Agreement is Canada.
2.5
The Manufacturer agrees that it is aware of the Reverse Take-Over Offer made by the Distributor with a CDNX (Canadian Venture Exchange) listed Company to become publicly traded, and hereby agrees that this agreement may be assigned and/or continue in force for the duration of the agreement if the Distributor becomes a publicly traded company.

3.	Appointment
	3.1	Subject to the teens of this Agreement the Distributor is hereby Appointed as an authorized distributor in the Territory for the Products.
	3.2	Distributor's rights shall be exclusive.
3.3
Manufacturer shall not authorize anyone other than the Distributor to sell Products, or replacement parts for the Products, under the Shoprider brand name in the Territory except the common parts which are on other common models and only if the scooter with the part is not sold under the Shoprider Brand Name.

4.	Distributor's Own Exclusive Brand Name
4.1
The Manufacturer agrees to Manufacture and supply the Distributor, scooters which will be produced not under the Shoprider brand name but the Manufacturer will supply these same scooters under the Distributor's own exclusive brand name such as AMSHomeCare or any other name owned by the Distributor.

4.2
The Distributor may choose to change any part or shape of the scooters and if there is a cost to the Manufacturer to implement and produce the changes requested by the Distributor then the Distributor will be required to pay to the Manufacturer the prior agreed up[on costs of the changes.

4.3
The changes requested by the Distributor to the Manufacturer's scooters will result in the design being the joint property of the Distributor and the Manufacturere and the Design changes are not be duplicated in any way without the prior written approval of the Distributor.

	4.4	Any dies, molds, patents, drawings or documents reflecting the changes on the scooters will be the property of the Distributor.
4.5
The Manufacturer agrees that the Distributor's own brand names are the property of the Distributor and these names are not to be duplicated or products sold to any other party under these names without the written approval from the Distributor.

5.	Sub-Distributors
5.1
Distributor shall have the right to appoint non-exclusive sub-distributors within the Territory, subject to all the limitations of this Agreement. Such sub-distributors may function as a network of dealers throughout the Territory for the purpose of selling and servicing, and supplying replacement parts for, the Products. Any exclusive sub-distributors shall only be appointed with the approval of Manufacturer.

	5.2	Any sub-distributors shall be appointed using an agreement, which assures compliance to the same extent as Distributor, must comply with this Agreement.

6.	Term and Termination
	6.1	The term of the Distributor's appointment shall commence on January 05, 2001 and continue in effect for 2 years.
6.2
This Agreement shall become enforceable as of the time it is executed by both parties hereto, Execution by signature of an original or facsimile copy by both parties is sufficient to start this Agreement.

6 3
This Agreement may be terminated at any time if either party commits a material breach of this Agreement and fails to cure such default within 60 days from mailing of a notice to do so by the other party.

	6.4	Manufacturer can elect to covert any exclusive rights held by Distributor as provided in this Agreement into non-exclusive rights under the same condition as Manufacturer can terminate.

7.	Purchase
7.1
Ordering - The Distributor shall order products by giving purchase orders in a form acceptable to Manufacturer, The Distributor may change the quantity of Product contained in an order up until 60 days prior to the requested or otherwise agreed shipment date, Increases in orders are subject to acceptance by Manufacturer.

	7.2	The total purchase number in year 2002 will be at least 25% increased compared to year 2001

8.	Product Promotion
	8.l	The Distributor shall spend 2,5% (two & half percent) of Shoprider scooter sales on commercially reasonable efforts to diligently promote the Products using the "Trademarks" in the Territory.

8.2
All selling costs, advertising and related business costs relating to Distributor's operation and performance under this Agreement are borne solely by Distributor unless specifically agreed otherwise in this Agreement or in writing signed by the parties.

	8.3	Distributor agrees not to make unjustifiable claims concerning the performance of the Products, and agrees to immediately discontinue or modify any advertising, which Manufacturer deems inappropriate.

9.	Trademarks
9.1
Manufacturer has used and developed c clusivc trademark rights in "Shoprider" and "Sunrunner" (the "Trademarks"), Distributor acknowledges Manufacturer's exclusive rights and agrees not to infringe upon Manufacturer's rights within the period of this agreement.

	9.2	Distributor shall be free to use the Trademarks with the Products in a manner consistent with any standards set by Manufacturer, or as otherwise requested by Manufacturer.
9.3
If the Distributor is exclusive. Manufacturer shall not au.horiic others to use the Trademarks within the Territory as per this Agreement. Sales of Manufacturer's OEM Parts or Products not included in this Agreement to other Distributors or Manufacturers in the Territory is not restricte d in accordance with paragraph 3.3 above.

10.	Price
	10.l	The initial purchase price that the Manufacturer shall charge the Distributor for the Products shall be agreed to by both parties Such prices are in U.S. Dollars and F.O.B. the port of export.
	10.2	Pricing of Products is subject to change without notice except with regard to a specific order that has been accepted by Manufacturer at a specified price.

11.	Payment and Delivery
11.1
Payments for any products ordered hereunder shall be paid either by T/T before shipment or by a confirmed irrevocable letter of credit at sight. Default of payment under any such letter of credit shall be decreed a material default permitting the Manufacturer to terminate this Agreement in accordance with paragraph 5.3 above.

	11.2	Manufacturer shall only be liable for delay in delivery if delivery is unreasonably late and more than twenty (20) days later than specifically agreed to in writing.
	11.3	Risk in, and title to, Products ordered by the Distributor passes to the Distributor upon their delivery by Manufacturer to a third party freight carrier for ultimate delivery to Distributor.

12.	Modifications, Repairs, Replacement Parts and Warranty Service
12.1
Due to safety and warranty considerations, Product supplied by Manufacturer, or associated accessories thereof, or other goods marked with the Trademarks, shall not be modified by Distributor unless agreed to by Manufacturer in writing, Distributor agrees that maintenance shall be performed on any Product in accordance with any standards or instructions from Manufacturer.

	12.2	Distributor agrees to stock reasonable supplies of spare parts to service the Products sold and in service from Distributor.
	12.3	The Manufacturer shall for a period of five years following sale of any Product, continue to sell to the Distributor replacement parts for such Products.
	12.4	The parties acknowledge that it is the intention of the panics that the Manufacturer provide such replacement parts as required to rectify any breach of warranty, and the

Distributor or its agents or dealer will provide such servicing as is required to rectify any such breach, all in accordance with the Agreement The Manufacturer's such warranty to delivered goods shall be fifteen (15) months from the date of shipment. Distributor shall keep records of warranty periods and servicing, and shall provide them to the Manufacturer upon request.

13.	Warranties by Manufacturer
	13.1	Manufacturer warrants that to the best of its knowledge no other person or organization has the exclusive right to make, use or sell the Product under the Shoprider Brand Name within the Territory.
13.2
Manufacturer also warrants that to the best of its knowledge no other person or organization has been given exclusive rights by the Manufacturer under the Shoprider Brand Name. to practice any exclusive rights held by Distributor under this Agreement.

	13.3	Manufacturer warrants that to the best of its knowledge Product does not infringe any proprietary rights of others within the Territory.
13.4
Manufacturcr warrants that no other party will be licensed by Manufacturer to practice exclusive rights granted to Distributor so long as the applicable right(s) remains exclusive. Manufacturer does not warrant that importation of the Product into the Territory will not occur from unauthorized sources.

13.5
Manufacturer makes no warranty that patent, design or utility model protection will be obtained in the Territory and further makes no warranty as to the effectiveness of any patent: design or utility model protection that is obtained.

	13.6	Manufacturer warrants that the Product delivered will be same as specifications released in related product information unless otherwise agreed.
	13.7	No other warranties are made by Manufacturer whatsoever and Manufacturer hereby disclaims all other warranties expressed or implied.

14.	Warranties by Distributor
	14.1	Distributor warrants that it shall makc no agreement subliccnsing rights under this Agreement which are in violation of the terms of this Agreement.
	14.2	Distributor warrants that it has no prior agreement that this Agreement violates,
	14.3	Distributor warrants that it has not entered into arq agreement with third parties that include obligations that will be a violation of this Agreement.
	14.4	Distributor warrants that it shall return any and all confidential information of Manufacturer when this Agreement is terminated including the Trademark
14.5
All technical information that is the property of the Manufacturer with regards to the scooter models can not be copied by the Distributer and is to be returned to the Manufacturer for a period of three years after this agreement.

14.6
Within the period of the agreement the distributor shall not purchase any other brand of the electric scooters and power chairs. Original spare parts must be used to repair Shop rider scooters and power chairs.

15.	Confidential Information
15.1
The relationship between Manufacturer and Distributor may lead to the disclosure of confidential information Such confidential information may include. for example: drawings. sketches, writtcn and oral descriptions, photographs, plans, specifications, date, formulate: processes; apparatus, designs, prototypes, samples, customer lasts, price lists, studies, findings, reports, computer programs, inventions and know-how, but is not limited to these specific forms of information.

	15.2	Distributor desires the opportunity to use confidential information solely for the limited purposes relating to the selling, distribution and installation of the Product in the Temtory.
15.3
Distributor agrees to maintain the secrecy of Manufacturer's confidential information, Distributor further agrees not to disclose any confidential information to any person other than employees thereof who need to know confidential information in order to fulfill the limited purposes described above. Distributor agrees to assume responsibility for unauthorized disclosure and use by employees and others who gain access to the confidential information through Distributor, All employees or agents of Distributor to whom the confidential information is disclosed will be told of the confidential relationship evidenced hereby and the responsibilities created under this Agreement.

15.4
Distributor agrees that all tangible materials embodying the confidential information remain the exclusive property of Manufacturer and will be appropriately secured to prevent unauthorized use or access, and futher will be returned upon termination of this Agreement. Distributor further agrees not to manufacture goods using the confidential information unless authorized by Manufacturer in writing.

15.5
Nothing in this agreement shall deprive Distributor of the right to use of disclose any information which is at the time of disclosure generally known to the trade of the public; which becomes at a later date generally (mown to the trade or the public through no fault of Distributor, and then only after said later date, which is possessed by Distributor as evidenced by Written or other tangible evidence, before receipt thereof from Manufacturer. Information sent by Manufacturer to Distributor which is marked "proprietary", "confidential", "secret" or other words of similar import shall be presumed confidential information for purposes of this Agreement until proven otherwise.

16.	Limitations on Distributor
	16. l	Distribiitor agrees not to infringe any proprietary rights of Manufacturer, such as patent rights, trademark rights, copyrights. and trade secret rights.
16.2
Distributor agrees not to sell any products that are directly competitive with Manufacturer's Products sold to Distributor hereunder, during the term of this Agreement in the Territory. Except the products produced by the Manufacturer for the Distributor under the Distributor's own brand name as per the terms mentioned in the section above on The Distributor's Own Brand Name.

16.3
Distributor agrees not to export Product from the Territory. Exportation of Product may be in violation of exclusive distribution agreements made by Manufacturer with other distributors. Distributor agrees to indemnify and defend Manufacturer for any losses and costs resulting from exportation in violation of this Agreement.

	16.4	Distributor agrees not to sell Product with knowledge that such Product is being sold outside the Territory.
	16.5	The Manufacturer agrees that the Distributorcan export the Manufacturer's product for sale using the Distributor's own brand name, which is exclusively owned by the Distributor.

17.
Independent Contractors - The Manufacturer and Distributor arc independent contractors, and nothing herein shall entitle either party to act as the agent of the other party. Nothing in this Agreement shall be misconstrued as creating a franchise or joint venture.

18.
Claims Against Manufacturer - Distributor will defend, indemnify, and hold Manufacturer harmless from and against all liability and claims caused by the negligence of malfeasance of Distributor or arising from the defective installation of servicing, or due to misrepresentation of the Product.

19.	Assignment
19.1
The Distributor may, with the consent of the Manufacturer, which consent shall not be unreasonably withheld, assign its rights and obligations under this Agreement to any subsidiary or other affiliate. Assignment to an unrelated party shall require the consent of Manufacture.

20.
Entire Agreement - This Agreement represents the entire agreement between the panics and any previous agreements, understanding or arrangements, whether oral or written, are hereby excluded. Other topics or further details that are not covered in this Agreement shall be added into Schedule B and considered as part of this Agreement.

21.
Partial Enforceability - Any provision hereof that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative;, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceabilityy or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

22.	Modification of Agreement - No modification of this Agreement shall be valid or binding unless the modification is in writing and executed by the parties to this Agreement,

23.
Waiver - Condoning, excusing, or waiving by any party of this Agreement, of any default, breach, or nonobservance by any other party thereto will not operate as a waiver with respect to any continuing or subsequent default, breach, or nonobservance.

24.
Force Majeure - If the performance under this Agreement is prevented, restricted, or interfered with by reason of fire or other casualty or accident; strikes or labor disputes; inability to prove raw materials, power or supplies, war or other violence; any law, order, proclamation, regulation, ordinance, demand, or requirement of any government agency: or any other act or condition beyond the reasonable control of the panics hereto, the party so affected, upon giving prompt notice to the other party, will be excused from performance to the extent of die prevention, restriction, or interference, provided that the party so affected uses its best efforts to avoid or remove the causes of nonperformance and continues performance when causes are removed. Such notice shall be completed within 48 hours after it happens.

25.	Counterparts - This Agccmcnt may he executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute one and the same Agreement.

26.

	Execution by Manufacturer	Pihsiang Machinery Mfg. Co., Ltd.

Date:

	January 6, 2001	By:	/s/ signature

President

27.

	Execution by Distributor	Shoprider Canada Mobility Products

Date:

	January 8, 2001	By:	/s/ Ken Harveson

Ken Hanverson, Partner

		By:	/s/ Carol Moore

Carol Moore, Partner

		By:	Rani Gill

Rani Gill, Partner